

**DIVISION OF
MARKET REGULATION**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

02013017

NO ACT
P.E 1-17-02
8-53643

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	1-30-02

January 25, 2002

Karen L. Lacey, Sole Proprietor
2202 Christie Lane
Sea Girt, NJ 08750

Re: Request for Form X-17A-5 Filing Extension

Dear Ms. Lacey:

We have received your letter dated January 17, 2002, in which you request on behalf of Karen L. Lacey, Sole Proprietor ("Firm") an extension for filing Part IIA of Form X-17A-5 ("Final FOCUS") as required pursuant to Rule 17a-5(b) ("Rule") under the Securities Exchange Act of 1934 ("Exchange Act"). Subparagraph (b)(1) of the Rule requires a broker-dealer that ceases to be a member in good standing with a national securities exchange or registered national securities association to file with the Securities and Exchange Commission ("Commission") within two business days after the membership terminates, a Final FOCUS dated as of the date such membership terminates.

I understand the following facts to be pertinent to the Firm's request. The Firm's membership with the New York Stock Exchange, Inc. ("Exchange") terminated as of January 24, 2002. Therefore, pursuant to subparagraph (b)(1) of the Rule, the Firm was required to file a Final FOCUS by January 28, 2002. You have represented that the Firm (i) is not in violation of the applicable requirements specified in Rules 15c3-1 and 15c3-3 under the Exchange Act, (ii) is not experiencing any significant financial, operational or recordkeeping problems, and (iii) is in compliance with the other applicable rules of the Commission and each self-regulatory organization of which it is a member.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm files its Final FOCUS, as required pursuant to subparagraph (b)(1) of the Rule, by February 14, 2002.

CRGH

Please note, however, that a broker-dealer also must file Form BDW with the Commission when withdrawing fully or partially from the securities business. Form BDW requires, in certain circumstances, that the broker-dealer attach a Form X-17A-5 which reflects an as of date no earlier than 10 days prior to the filing of the BDW. The no action position taken by the Division in this letter does not affect the requirement, when applicable, to file a Form X-17A-5 when filing Form BDW.

You should understand that the Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Rose R. Wells
Senior Counsel

cc: Warren Levine
        New York Stock Exchange

Rose

KAREN L. LACEY, SOLE PROPRIETOR
2202 Christie Lane
Sea Girt, NJ 08750

Amended January 17, 2002

By Fax

Thomas McGowan, Esq., Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Karen L. Lacey, Sole Proprietor – BD #8-53643

Dear Mr. McGowan:

Pursuant to SEC Regulation 240.17a-5 subparagraph B, the undersigned hereby requests an extension of time within which to file a final Focus Report Part IIA. The Focus Report Part IIA is due in connection with the termination of the above New York Stock Exchange member as a broker-dealer effective at the close of business on January 24, 2002.

In this connection, we make the following representations:

1.   The entity's books and records are current, the entity is in compliance with Rules 15c3-1 and 15c3-3, CFTC Regs 1.20 and 30.7 and no significant or material operational problems exist.

2.   The entity has not experienced any financial or operational difficulty.

3.   The entity is in compliance with all other applicable rules of the Commission and the New York Stock Exchange.

4.   This application is being made solely because of the inability of the entity's accountant to prepare a final Focus within two (2) days after the termination of its broker-dealer status.

We respectfully request an extension of time until February 14, 2002 within which to file the final Focus.

If you need anything further, do not hesitate to call on me. Thank you for your cooperation.

Very truly yours,

Karen L. Lacey

cc: SEC – NY
        New York Stock Exchange

NYSE
Finance condir-on Warren di 656 5454.

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***   RX REPORT   ***
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RECEPTION OK

TX/RX NO              5984
CONNECTION TEL               212 809 4228
CONNECTION ID         GOLDSTEIN LAW GR
ST. TIME              01/17 12:54
USAGE T               00'46
PGS.                    2
RESULT                OK
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THE GOLDSTEIN LAW GROUP, P.C.

65 BROADWAY, 10TH FL.
NEW YORK, NY 10006

TEL: (212) 809-4220
FAX: (212) 809-4228

COVER SHEET

DATE: 01/17/2002 TIME:

TOTAL NUMBER OF PAGES (INCLUDING COVER SHEET): 2

TO: **THOMAS MC GOWAN, ESQ.**

COMPANY: SECURITIES AND EXCHANGE COMMISSION

FAX NO: 202-942-9553

FROM: **LINDA GETZONE**

RE: KAREN L. LACEY – BD #8-53643

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☐ PER OUR CONVERSATION
☐ PER YOUR REQUEST
☐ AS PER _____

☐ FOR NECESSARY ACTION
☐ PLEASE SIGN AND RETURN BY FAX
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COMMENTS/SPECIAL INSTRUCTIONS:

AMENDED LETTER; PLEASE DISREGARD LETTER DATED JANUARY 8, 2002.

THANK YOU.

CC: NEW YORK STOCK EXCHANGE

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